FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of November 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Dissolution of Subsidiary Companies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: November 23, 2007
	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces Dissolution of Subsidiary Companies

Tokyo, November 22, 2007—Nomura Holdings, Inc. today announced that it intends to dissolve the following consolidated subsidiaries.

1. Outline of Subsidiaries

(1) Instinet (Bermuda) Limited

1. Company Name	Instinet (Bermuda) Limited
2. Headquarters	Cedar House, 41 Cedar Avenue Hamilton, HM 12, Bermuda
3. Business	Inactive corporation
4. Date of Incorporation	June 1998
5. Paid-in-Capital	US$128,598
6. Shareholder	Instinet International Corporation 100%

(2) Instinet Investment (Bermuda) Limited

1. Company Name	Instinet Investment (Bermuda) Limited
2. Headquarters	Clarendon House, 2 Church Street, Hamilton, HM DX, Bermuda
3. Business	Inactive corporation
4. Date of Incorporation	June 1999
5. Paid-in-Capital	US$2,585,630
6. Shareholder	Instinet International Corporation 100%

(3) Instinet Foreign Exchange Inc.

1. Company Name	Instinet Foreign Exchange Inc.
2. Headquarters	3 Times Square, New York, NY 10036, U.S.A.
3. Business	Inactive corporation
4. Date of Incorporation	May 2002
5. Paid-in-Capital	US$253,849
6. Shareholder	Instinet Holdings Incorporated 100%

(4) Thamesway, Inc.

1. Company Name	Thamesway, Inc.
2. Headquarters	3 Times Square, New York, NY 10036, U.S.A.
3. Business	Inactive corporation
4. Date of Incorporation	January 1990
5. Paid-in-Capital	US$0
6. Shareholder	Instinet Holdings Incorporated 100%

(5) Instinet Research, Inc.

1. Company Name	Instinet Research, Inc.
2. Headquarters	3 Times Square, New York, NY 10036, U.S.A.
3. Business	Inactive corporation
4. Date of Incorporation	March 1990
5. Paid-in-Capital	US$0
6. Shareholder	Instinet Holdings Incorporated 100%

(6) ProTrader Group Management, LLC

1. Company Name	ProTrader Group Management, LLC
2. Headquarters	3 Times Square, New York, NY 10036, U.S.A.
3. Business	Inactive corporation
4. Date of Incorporation	April 2000
5. Paid-in-Capital	US$0
6. Shareholder	Instinet Holdings Incorporated 100%

(7) ProTrader Group LP

1. Company Name	ProTrader Group LP
2. Headquarters	3 Times Square, New York, NY 10036, U.S.A.
3. Business	Inactive corporation
4. Date of Incorporation	December, 1999
5. Paid-in-Capital	US$0
6. Shareholders	Instinet Holdings Incorporated 99% ProTrader Group Management LLC 1%

(8) ProTrader Securities LP

1. Company Name	ProTrader Securities LP
2. Headquarters	3 Times Square, New York, NY 10036, U.S.A.
3. Business	Inactive corporation
4. Date of Incorporation	January, 2002
5. Paid-in-Capital	US$0
6. Shareholders	ProTrader Group LP 99% ProTrader Group Management LLC 1%

(9) Instinet Brokerage Solutions LP

1. Company Name	Instinet Brokerage Solutions LP
2. Headquarters	3 Times Square, New York, NY 10036, U.S.A.
3. Business	Inactive corporation
4. Date of Incorporation	May, 2003
5. Paid-in-Capital	US$0
6. Shareholders	ProTrader Group LP 99% ProTrader Group Management LLC 1%

2. Reason for Dissolution

The decision was made to dissolve these subsidiaries as they are inactive corporations.

3. Schedule of Dissolution

Each company will be dissolved once the prescribed procedures have been completed in accordance with local laws and regulations.

4. Impact on Profits

Any impact arising from the dissolution of such subsidiary that might affect the consolidated business results of the Company is negligible.

Status of Dissolution of Consolidated Subsidiaries for Past Five Years

1. Investment Vehicles

Company Name	Resolution	Completion
Nomura Regionalization Venture Fund Limited	Apr. 2003	Apr. 2003
Nomura Asset Management Cayman Inc.	Mar. 2005	Jun. 2005
NAM Investment Fund LLC.	Aug. 2006	Sept. 2006
Goldale Pte, Ltd.	Sept. 2006	Sept. 2006
Plimmerton Pte, Ltd.	Sept. 2006	Sept. 2006
Penrose Pte, Ltd.	Sept. 2006	Sept. 2006
Pointwells Pte, Ltd.	Sept. 2006	Sept. 2006

2. Consolidated Investee Companies

Company Name	Resolution	Completion
Fuji Build Co., Ltd.	Dec. 2003	Mar. 2004
Fuji Engineering Co., Ltd.	Dec. 2003	Jul. 2004
Tungaloy Seimitsu Singapore PTE, Ltd.	Mar. 2004	Ongoing
Hiyoshi Carbide Co., Ltd.	Dec. 2004	Mar. 2005

3. Overseas Subsidiaries

Company Name	Resolution	Completion
NBB Real Estate Inc.	Sept. 2002	Sept. 2004
The Capital Company of America Inc.	May 2003	May 2003
SFN LLC.	Mar. 2004	Mar. 2004

4. Domestic Subsidiaries

Company Name	Resolution	Completion
NCI Capital Co., Ltd.	Sept. 2003	Dec. 2003
Nomura Financial Resources Corporation.	Nov. 2004	Feb. 2005
Nomura Asset Management Research Institute Ltd.	Mar. 2005	Jun. 2005
UNIFIED CORPORATION, Ltd.	Sept. 2006	Dec. 2006
NPF Pacific Co., Ltd.	Feb. 2007	Sept. 2007

Note:	Nomura Satellite Communications Co., Ltd. has been excluded from the above list as following the resolution to dissolve it in March 2005, a resolution was made to continue operations and its name changed to JOINVEST Securities Co., Ltd.

Any impact arising from the dissolution of such subsidiaries that might affect the consolidated business results of the Company is negligible.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.